Mail Stop 4561
      July 1, 2005

Mr. Jay Jamison
Chief Operating Officer
Pismo Coast Village, Inc.
165 South Dolliver St
Pismo Beach, CA 93449

	RE:	Pismo Coast Village, Inc.
		Form 8-K
		Filed June 2, 2005
            	File No. 0-08463

Dear Mr. Jamison:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed June 2, 2005

1. Please revise the Form 8-K to include the information required by
Item 304(a)(1)(ii) of Regulation S-B.

2. Please revise the second paragraph of the Form 8-K to include a statement that there were no disagreements or reportable events during the two most recent fiscal years and any later interim period through the date of resignation as required by Item 304(a)(1) of Regulation S-B.




3. Please obtain a letter from Glenn, Burdette, Phillips and Bryson stating whether it agrees with the statements made by you and, if not, stating the respects to which they do not agree with you as required by Item 304(a)(3) of Regulation S-B.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the supplemental information requested above within five business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3469.


								Sincerely,



								Thomas Flinn
								Staff Accountant
Mr. Jay Jamison
Pismo Coast Village, Inc.
July 1, 2005
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